SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR EXPECTS TO REPORT STRONGER Q3.
RAISES FY PROFIT GUIDANCE FROM €1.00BN - €1.20BN
TO A NEW RANGE OF €1.325BN - €1.425BN.

Ryanair Holdings plc today (4 Jan.) said it expects to report a stronger than expected Q3 (end 31 Dec.) PAT of close to €200m.  Strong pent-up travel demand over the holiday season for the first time in 3 years, with no adverse impact from Covid or the war in Ukraine, stimulated stronger than expected peak Christmas/New Year traffic and fares.

FY23 traffic guidance of 168m remains unchanged.  Ryanair expects Q4 to be loss making due to the absence of Easter from March, and a recent softening in UK outbound and Irish - Prov. UK traffic and pricing.

As a result of these recent developments, Ryanair has raised its FY23 PAT guidance (pre-exceptionals) from a current range of €1.00bn - €1.20bn to a new range of €1.325bn - €1.425bn.  This guidance remains heavily dependent upon avoiding adverse events in Q4 (such as Covid or the war in Ukraine).

As this is a closed period, the Ryanair Group's next market update will take place on Mon. 30 Jan. when the Group releases its Q3 results.

ENDS.

This announcement contains inside information
For further information
please contact:                                   Neil Sorahan                          Piaras Kelly
                                                            Ryanair Holdings plc             Edelman
                                                            www.ryanair.com
                                                            Tel: 353-1-9451212              Tel: 353-1- 5921330

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, the availability of appropriate insurance cover, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the U.K. and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 4 January, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary